FINANCIAL STATEMENTS

LEIGH BALDWIN & CO., LLC

DECEMBER 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-48385

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2022** AND ENDING **12/31/2022**
MM/DD/YY　　　　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Leigh Baldwin & Co. LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

112 Albany Street
(No. and Street)

Cazenovia	**NY**	**13035**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chelsea Dodson	**315-655-2964**	cdodson@leighbaldwin.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW Group LLC
(Name – if individual, state last, first, and middle name)

400 Old Forge Lane, Suite 401	**Kennett Square**	**PA**	**19348**
(Address)	(City)	(State)	(Zip Code)

02/23/2010	**5020**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chelsea Dodson_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Leigh Baldwin & Co, LLC_____, as of 12/31_____, 2 022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



HARRY R. TRUDEAU
Notary Public, State of New York
No. 01TR5081391
Qualified in Madison County
Commission Expires_6/30/2023

Signature _Chelsea B Dodson_

Title _Chief Financial Officer_

Harry B Trudeau
Notary Public

This filing** contains (check all applicable boxes):

☑ (a) Statement of financial condition.

☑ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LEIGH BALDWIN & CO., LLC

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Leigh Baldwin & Co., LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Leigh Baldwin & Co., LLC as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Leigh Baldwin & Co., LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Leigh Baldwin & Co., LLC's management. Our responsibility is to express an opinion on Leigh Baldwin & Co., LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Leigh Baldwin & Co., LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RW Group, CPAs

We have served as Leigh Baldwin & Co., LLC's auditor since 2022.
Kennett Square, Pennsylvania
April 12, 2023

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

LEIGH BALDWIN & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$	376,219
Deposits with clearing organizations	$	100,000
Receivables from broker-dealers and clearing organizations	$	338,340
Securities owned:		
Marketable, at fair value	$	516,853
Other current assets	$	135,722
	$	1,467,134

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable, accrued expenses and other liabilities	$	342,384
Total Liabilities	$	342,384
MEMBERS' EQUITY	$	1,124,750
TOTAL	$	1,467,134

The accompanying notes are an integral
part of these financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Leigh Baldwin & Co., LLC (the "Company") is a fully disclosed introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware Limited Liability Company formed on January 30, 1995. The business is located in Cazenovia, New York. The Company is registered with the states of New York, Alabama, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, New Hampshire, New Jersey, New Mexico, Nevada, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming, and the District of Columbia.

Operations

As an introducing broker-dealer, the Company provides services for the purchase and sales of securities. All Company and customer transactions are cleared on a fully disclosed basis through an independent broker-dealer. The Company pays this broker-dealer various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing broker. The Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers. In the event a customer is unable to fulfill its contractual obligations to the clearing broker, the Company may be exposed to off-balance sheet risk.

The Company operates under the provisions of both Footnote 74 and Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The Company is a non-covered firm operating under Footnote 74, meaning that the Company does not receive customer funds and securities, and, if received, promptly transmits customer funds and securities back to the customer or to an unaffiliated bank. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

(Continued)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Revenue Recognition

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Management and Investment Advisor Income

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Basis of Presentation

Assets, liabilities, revenue and expenses are recognized on the accrual basis of accounting.

Use of Estimates

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

Income Taxes

Leigh Baldwin & Co., LLC is a limited liability company that is treated as a partnership for federal and state income tax purposes. Accordingly, all tax effects of the Company's income or loss are passed through to the members individually. Therefore, no provision for federal income tax has been made by the Company. However, the Company does pay various state filing fees.

The Company has reviewed their operations for uncertain tax positions and believe there are no significant exposures. The Company is no longer subject to federal, state or local examinations by tax authorities for years prior to 2018.

(Continued)

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)**

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with original maturities of three months or less to be cash equivalents.

Securities Transactions

Securities transactions and related commission revenue and expenses are recorded on a trade date basis.

Receivables from Broker-Dealers and Clearing Organizations

The Company considers receivables to be fully collectible. If collection becomes doubtful, an allowance for doubtful accounts will be established, or the accounts will be charged to expense when that determination is made by management. Unpaid balances remaining after the stated payment terms are considered past due. Recoveries of previously charged off accounts are recorded when received. The balance of revenues receivable on December 31, 2021 was $551,514 and the balance on December 31, 2022 was $338,340.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses totaled $53,473.20 for the year ended December 31, 2022.

Subsequent Events

Management has evaluated subsequent events through April 12, 2023, the date the financial statements were available for issue.

2. **CONCENTRATIONS OF CREDIT RISK**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include a broker-dealer and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of the counterparties.

The Company maintains cash accounts in financial institutions which periodically exceed federally insured limits. At December 31, 2022, balances did not exceed insured limits. The Company has not experienced any losses related to cash accounts and does not believe it is exposed to any significant risk with respect to cash accounts.

(Continued)

2. CONCENTRATIONS OF CREDIT RISK (CONT'D)

The Company invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such change, could affect the amounts reported in the accompanying financial statements.

3. DEPOSITS WITH CLEARING ORGANIZATIONS

The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. A deposit is required by the Company's clearing broker to secure amounts receivable from the Company. The account bears interest at current market rates.

4. ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

The liabilities include the following items: Commissions payable of $313,170.44, Accounts payable of $27,093.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net ratio would exceed 10 to 1. At December 31, 2022, the Company had net capital of $903,285, which was $803,285 in excess of its required net capital of $100,000 for 2022. The Company's net capital ratio was 40.67% on December 31, 2022.

No material difference exists between the Computation of Net Capital under rule 15c3-1 and the Computation for determination of the Reserve Requirement from the audit report with the Company's corresponding computations submitted in its most recent unaudited Part IIA filing.

(Continued)

6.   INVESTMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2:   Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis as of December 31, 2022.

- Management considers all investments as trading for reporting purposes.

Fair Value Measurements as of December 31, 2022

	Level 1	Level 2	Level 3	Total
Securities owned - Equities				
West Hills Tactical				
Core Fund	$ 300,625	$ -	$ -	$ 300,625
Debt Securities	215,754	-	-	215,754
Other Equities	474	-	-	474
Total Assets Measured at Fair Value on a Recurring Basis	$ 516,853	$ -	$ -	$ 516,853

(Continued)

6. **INVESTMENTS (CONT'D)**

Fair value for trading securities are based on quoted market prices. Cash and cash equivalents not classified as trading securities are reported based on the nature of the accounts, cost approximates fair value.

Investments held as of December 31, 2022, consisted of the following:

	Fair Value	Cost	Unrealized Gain (Loss)
Securities owned – Debt	$ 215,754	$ 219,527	$ (3,773)
Securities owned - Equities	301,099	319,208	(18,109)
Total Assets	$ 516,853	$ 538,735	$ (21,882)

In October 2020 the Leigh Baldwin Total Return Fund changed its name to the West Hills Tactical Core Fund. Leigh Baldwin, owner of Leigh Baldwin & Co., LLC is no longer the investment manager of the fund.

7. **OPERATING LEASES AND OTHER COMMITMENTS**

The Company has three leases for office space with a related party; the leases are verbal agreements on a month-to-month basis. The term of one is $2,500 per month plus 30% of heat and electricity charges; another is for a monthly rent of $1,800, and the third is monthly rent of $500.

The Company has elected to apply the short-term lease exemption to one of its classes of underlying assets: office space. In 2022, Leigh Baldwin & Co., LLC has three leases within this class of underlying asset that qualify for the exemption. The short-term lease cost recognized and disclosed for those leases in 2022 was $57,500 for the year ended December 31, 2022.

8. **CONTINGENCY**

The U.S. broker / dealer industry has become the subject of increased scrutiny with respect to regulatory compliance and operating practices. The Company could be subject to this scrutiny.

(Concluded)